TSMC Reports Second Quarter EPS of NT$4.66

Hsinchu, Taiwan, R.O.C., July 16, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$310.70 billion, net income of NT$120.82 billion, and diluted earnings per share of NT$4.66 (US$0.78 per ADR unit) for the second quarter ended June 30, 2020.

Year-over-year, second quarter revenue increased 28.9% while net income and diluted EPS both increased 81.0%. Compared to first quarter 2020, second quarter results represented essentially flat revenue, and a 3.3% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $10.38 billion, which increased 34.1% year-over-year and increased 0.8% from the previous quarter.

Gross margin for the quarter was 53.0%, operating margin was 42.2%, and net profit margin was 38.9%.

In the second quarter, shipments of 7-nanometer accounted for 36% of total wafer revenue and 16-nanometer accounted for 18%. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 54% of total wafer revenue.

“Our second quarter business was sequentially flat, as the continued 5G infrastructure deployment and HPC-related product launches offset weaknesses in other platforms,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into third quarter 2020, we expect our business to be supported by strong demand for our industry-leading 5nm and 7nm technologies, driven by 5G smartphones, HPC and IoT-related applications.”

Based on the Company’s current business outlook, management expects the overall performance for third quarter 2020 to be as follows:

•Revenue is expected to be between US$11.2 billion and US$11.5 billion;

And, based on the exchange rate assumption of 1 US dollar to 29.5 NT dollars,

•Gross profit margin is expected to be between 50% and 52%;

•Operating profit margin is expected to be between 39% and 41%.

The management further expects the 2020 capital budget to be between US$16 billion and US$17 billion.

TSMC’s 2020 second quarter consolidated results:

(Unit: NT$ million, except for EPS)
	2Q20	2Q19	YoY	1Q20	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	310,699	240,999	28.9	310,597	0.0
Gross profit	164,623	103,730	58.7	160,777	2.4
Income from operations	131,094	76,304	71.8	128,522	2.0
Income before tax	136,399	80,545	69.3	132,147	3.2
Net income	120,822	66,765	81.0	116,987	3.3
EPS (NT$)	4.66[b]	2.57[b]	81.0	4.51[b]	3.3
a: 2Q2020 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 272 distinct process technologies, and manufactured 10,761 products for 499 customers in 2019 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com